Exhibit 99.1

YT’s letter to FFIE investors: Candidly communicating one issue and highlighting two big opportunities.

-- Breaking the financial bottleneck through a reverse stock split and expansion of issuable shares, implementing FF’s “disruptor + pioneer” strategy.

Dear FFIE investors,

Last Friday, FF made disclosures around a significant step in a comprehensive plan to attract both institutional and strategic investors, involving a reverse stock split and an expansion of issuable shares. The Company also updated timing of the second phase of our three-phase delivery. The Company’s management team, including myself, has received numerous inquiries, with several stockholders expressing concerns and dissatisfaction through various channels. I sincerely appreciate your attention to the Company’s development. FF would not have made it this far without your support. We made a decision which may be misunderstood by certain stockholders but we believe ultimately to be the right decision to safeguard the best interests of FF and all stockholders in the long term. Why do we think so? We would like to candidly address one issue and highlight two big opportunities.

The one issue that we would like to address is the announced delay in our second phase of our three-phase delivery plan. The two major opportunities are what we believe to be: 1) FF’s unique and historic opportunity amidst the sweeping wave of disruptions in the AI EV Ultimate TechLuxury market; and 2) FF’s significant opportunity to break the financing bottlenecks and realize the “disruptor + pioneer” strategy through seeking stockholder approval of a reverse stock split and potential future expansion of issuable shares.

Delay in the second phase of our three-phase delivery plan exposes urgent needs for improved industrialization capabilities and financing capabilities at FF.

I sincerely apologize for the postponement of the second phase of our three-phase delivery plan of the FF 91 2.0 Futurist Alliance to August 2023.

XF Chen, global CEO of FF, will provide a detailed explanation on how the Company plans to resolve the issue and move to the second phase of our delivery plan. I would like to explain two underlying factors that contributed to the delivery delay: FF team’s insufficient industrialization capabilities and financing capabilities.

First, we need to improve our industrialization capabilities. As we focus on enhancing the capabilities of our team, we are also expediting the recruitment of skilled professionals with expertise from traditional OEMs in the spire market segments.

The FF 91 2.0 Futurist Alliance is an Ultimate AI TechLuxury silicon-based new species -- an “All-Ability aiHypercar” built upon the “FF AIHyper 6x4 Architecture 2.0.” This presents significant challenges on industrialization capabilities. However, with the accumulation of knowledge and knowhow over the past century, the industrialization system capabilities in the automotive industry have reached a very mature stage, and rapid upgrades and improvements are possible when adequate resources are available. With appropriate capital investment, we are confident that we can quickly improve the overall capabilities of FF’s new and existing industrialization teams.

Second, we need to improve FF’s financing capabilities. The team has recently achieved five significant milestones using limited capital resources across a short span of six months. These accomplishments include iterations and upgrades before the start of production of the FF 91 2.0, the SOP, the first vehicle roll-off-line, the Final Launch, and the initiation of the first phase of our three-phase delivery plan. This demonstrates our strong capital management capabilities and capital utilization efficiency. However, the strategy involving the Ultimate AI TechLuxury entails timely availability of funding. I would like to discuss two significant opportunities that FF is currently facing, including a plan to address the financing roadblocks.

“Five Success-Defining Powers”, FF boasts a unique and historic opportunity amidst the sweeping wave of disruptions in the Intelligent Ultimate AI TechLuxury EV market.

In terms of industry fundamentals, the market segments below the spire market in the mobility industry have reached a saturation point, leading to intensifying competition. Only the spire market remains a blue ocean. Amidst the wave of disruption of the traditional automotive spire market, we believe that FF stands as the only company that is primed to embrace this historic opportunity. Over the past nine years, FF has strategically positioned itself as Ultimate AI TechLuxury and has built the “Five Success-Defining Powers” encompassing product power, technology power, brand power, sales power, and user power. We believe this positions FF as the most likely disruptor in this particular market.

We believe “All-AI, All-Hyper, All-Ability, and Co-Creation” will emerge as major transformation trends in the Intelligent Ultimate AI TechLuxury mobility industry. This perfectly aligns with FF’s product and technology roadmaps to which we have unwaveringly adhered. We believe we have made sufficient preparation for FF’s future explosive growth.

As a California-based globalized Ultimate AI TechLuxury EV company, FF has embodied the fusion of fundamental science and technology from the US, internet application technology from China, the synergistic talent advantages in related industries between the two countries, and the convergence of the world’s two largest ultimate luxury EV markets. FF’s unique competitive advantage in the spire market stems from the boundary-breaking eco chemistry as a result of the fusion of the three said advantages, as well as the unique 24/7 “sun-never-sets” work mode across US and China. At the same time, many entrepreneurs and Futurists eagerly anticipate our success, and we are ready for the explosive growth in all fronts ignited by our unique US-China double DNA and dual-home market strategy.

After we continue the first phase, and prepare to enter the second phase, of our three-phase delivery plan, FF has formed a closed-loop system encompassing end-to-end operations, spanning from R&D, manufacturing, supply chain, user acquisition and user operation. FF will soon enter a new phase of development, generating revenue for the first time in its history. This, along with our innovative co-creation, co-sharing, and high-margin business goals, marks a significant departure from the previous phase. With the infusion of new funding, we believe we can ramp up production and sales and experience revenue growth, leading to a significant increase in value. This sets us apart from other emerging EV manufacturers who rely on cash-burning models. After achieving a virtuous cycle of high returns with minimal investment, we believe we can maximize the interests of stockholders and investors. Following stockholder approval of the reverse stock split and expansion of issuable shares, we believe FF’s fundamentals will improve across the board, ushering in the best golden opportunity to introduce institutional and strategic investors. FF is ready for the rapid execution of the strategy and fast growth in value after the investments by institutional and strategic investors.

Time is of the essence. Breaking the financial bottleneck through a seeking stockholder approval for a reverse stock split and expansion of issuable shares presents a significant opportunity for FF to actualize its “disruptor + pioneer” strategy.

We believe the value of a company and investor returns are influenced by four key fundamentals: macroeconomic fundamentals, industry fundamentals, company fundamentals, and capital market fundamentals. However, the growth momentum of the current FF fundamentals is significantly impacted by three technical financing bottlenecks: stock price, share count, and share registration.

Considering the macroeconomic fundamentals, the global economy is currently stabilizing. As inflation control and interest rate levels become more defined, capital market funds are gradually becoming accessible to rapidly growing tech companies. This creates opportunities that are beginning to surface, leading to a rebound in valuations.

Let’s look at the fundamentals of tech companies that went public through SPAC. Since 2020, the SPAC phenomenon that took Wall Street by storm has undergone a three-year transformation from frenzy to rationality. Companies that have successfully undergone rigorous screening have not only survived but also begun to thrive, demonstrating improved system capabilities and validated strategic value. However, many of these companies are currently experiencing historically low market capitalizations, indicating significant undervaluation. This presents a ripe opportunity to maximize returns on strategic investments. FF, having undergone a transformative rebirth after weathering adversity, stands as a prime example among these companies.

I have shared my analysis in the industry fundamentals and FF fundamentals. Despite the positive outlook for the four fundaments that I believe determine FF’s value and investor returns, the Company’s tight funding situation has severely hindered strategy execution, with consistently low cash balances in the past year. The capital issue must be completely solved in order for the Company to keep its value on the upward trajectory, continue to move forward, and secure FF’s leading position as a market leader in the Ultimate AI TechLuxury segment.

The Company has repeatedly consulted and communicated with large institutional investors and financial advisors and decided to take the initiatives such as seeking stockholder approval for the reverse stock split and expansion of issuable shares to break the three major technical bottlenecks of financing in one go, such as the trading price of FFIE’s common stock, the insufficient number of shares available for issuance, and the long process required for share registration. The Company believes that addressing these issues will support the improvement of FF’s fundamentals. This was a fundamental consideration for the Company to seek stockholder approval for the reverse stock split and expansion of issuable shares.

First, a reverse stock split will quickly change the low stock price status, paving the way for the introduction of large institutional investors.

Large institutional investors pay little attention to companies with share prices below $5. Due to the significantly low current market price of FFIE stock, attracting large institutional investors has become challenging for FF. Moreover, the prolonged low cash flow situation has negatively impacted the Company’s operational fundamentals, making it difficult to achieve a short-term significant increase in stock price and sustain a share price above $5 or even higher. That’s why the Company seized the opportunity to take advantage of the limited financing window currently available. While the reverse stock split is also intended to increase the trading price in order to mitigate the risk of being delisted from The Nasdaq Capital Market, there is also a completely different intention and different level of urgency than reflected in the questionnaire we sent out to the FF Community previously.

The reverse stock split itself will not change the total market capitalization of FF or the value of the investors’ holdings. We have conducted a comprehensive analysis of the stock price performance of US listed companies that implemented reverse stock split during the period from April 2020 to May 2023. The data shows that the average stock price of listed companies that implement a high ratio of 1-for-25 or more experienced more stock price pressure immediately after announcement, but significantly outperformed the smaller splits after 30 days. We believe that this indicates that while the stock price may face challenges in the immediate aftermath, completing the reverse stock split will attract greater attention from the capital market, creating enhanced potential for investment opportunities and yielding a positive impact.

FF management is proposing a reverse stock split ratio of 1-for-2 to 1-for-90, subject to stockholder approval. The timing and ratio will be determined by the Board of Directors based on relevant market conditions at the time. At that time, the reverse stock split of Class A shares and Class B shares will be conducted according to the same ratio.

Second, a sufficient number of issuable shares is a basic prerequisite for successful financing and a technical requirement for introducing strategic investors.

In order to quickly break the financial bottleneck and promote the successful implementation of FF’s Ultimate AI TechLuxury strategy, the Company believes new issuances of common stock and warrants are a prerequisite for attracting institutional investors and unleashing FF’s “Five Success-Defining Powers”. It also serves as a technical requirement for attracting strategic investors. Significant breakthroughs in FF’s operating fundamentals and subsequent potentially high returns for stockholders and investors can be achieved only when the improvement of funding capabilities and the successful implementation of business development and strategy are secured.

After the implementation of the reverse stock split, the Company’s 1.69 billion authorized Class A shares will remain unchanged, which the Company believes will reserve sufficient space for strategic financing, and the Company and its Board of Directors will determine the number of additional shares to be issued based on the size and scale of institutional and strategic investors. More importantly, it is crucial to prioritize fairness and transparency in our stock issuance. Any issuance in excess of 20% of outstanding shares within a six-month period will require approval from the stockholders under applicable Nasdaq rules. This measure aims to protect the rights and interests of investors. The Company’s interests are highly aligned with those of all our stockholders, and it is our intention to raise capital while minimizing stockholder dilution.

With FF filing financial reports on time for over a year, we have become eligible to register shares on Form S-3, which the Company believes will lessen the burden of its filing obligations and shorten stock registration timeline. In addition and as previously discussed, the implementation of the reverse stock split will make the Company more attractive to institutional investors. The Company believes that this will give it the opportunity to use new financing tools with lower costs and higher efficiency. The Company hopes to utilize this new financing tool to raise up to the announced $300 million capital.

As long as all the above plans are successfully implemented, we believe that the growth rate of our market capitalization will exceed the growth rate of our number of outstanding shares and provide investors with long-term value returns. With FF entering the delivery and sales phase, FF has formed a closed-loop business system and will start generating revenue soon. This development will significantly increase our attractiveness to institutional and strategic investors.

The next step is to quickly advance our work in the following seven areas and achieve a comprehensive value restoration, in order to achieve the strategic goal of Ultimate AI TechLuxury.

1. Delivery and ramp-up: We will spare no effort to achieve the second-phase delivery of the “All-Ability aiHypercar” FF 91 2.0 Futurist Alliance in August and production capacity ramp-up.

2. User acquisition and user operation: We will continue to ensure our speed of acquiring new users exceeds that of production ramp-up, allowing more and more FF 91 2.0 users to experience “the ultimate elephant dance on the racetrack” no matter where they are. Through ultimate AI user operation, we aim to continuously create higher value for users.

3. The “Ultimate AI TechLuxury” brand and user word-of-mouth: By creating unbeatable product power and technology power, FF aims to establish the ultimate user reputation as a brand of Ultimate AI TechLuxury.

4. R&D, “FF Developer Co-Creation” and “FF Worldwide Racetrack Conqueror Program - The Ultimate Elephant Dance”: FF product and R&D teams work together with external developers to co-create and continuously upgrade the “FF aiHyper 6X4 Architecture 2.0” and “All-In-One aiHypercar”. While the Hyper performance and aiHyper capabilities will continue to be enhanced, FF 91 2.0 will strive to conquer the world’s most renowned racetracks one by one - Nordschleife, Le Mans, Silverstone, Indianapolis Motor Speedway, and others with the aim to set and reset new records -- this is what we call the “FF Worldwide RaceTrack Conqueror Program.”

5. Industrialization capability improvement: comprehensive and rapid improvement of the team’s supply chain and manufacturing capabilities.

6. We will proactively tackle the three financing obstacles, securing the necessary funds in a swift and efficient manner, optimizing both time and cost.

7. FF China landing: we are actively working to fully promote FF China landing.

Conclusion:

I see FF as my life, and I’ve tirelessly worked to safeguard the Company and protect the interests of its stockholders. Let’s embrace the wave of disruptions engulfing the AI EV Ultimate TechLuxury market, join forces and seize FF’s unique historic opportunities. Together we will establish FF as the pioneer of the Ultimate AI TechLuxury spire market in the intelligent EV era and a disruptor of the traditional ultra-luxury car civilization epitomized by Ferrari and Maybach.

The Company remains committed to open and transparent communication and appreciates any feedback from its stockholders. We will continue to strive to create value for them.

Thank you.

YT

June 21, 2023

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